Exhibit 99.1

Fiscal Q3 2019 WNS (Holdings) Limited

WNS Announces Fiscal 2019 Third Quarter Earnings,

Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, January 17, 2019 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2019 third quarter ended December 31, 2018.

Highlights – Fiscal 2019 Third Quarter:

GAAP Financials

•  Revenue of $199.7 million, up 5.9% from $188.6 million in Q3 of last year and up 0.3% from $199.1 million last quarter

•  Profit of $28.6 million, compared to $26.3 million in Q3 of last year and $24.8 million last quarter

•  Diluted earnings per ADS of $0.55, compared to $0.51 in Q3 of last year and $0.48 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $195.9 million, up 5.8% from $185.2 million in Q3 of last year and up 0.2% from $195.5 million last quarter

•  Adjusted Net Income (ANI) of $38.0 million, compared to $34.2 million in Q3 of last year and $33.7 million last quarter

•  Adjusted diluted earnings per ADS of $0.73, compared to $0.66 in Q3 of last year and $0.65 last quarter

Other Metrics

•  Added 4 new clients in the quarter, expanded 6 existing relationships

•  Days sales outstanding (DSO) at 32 days

•  Global headcount of 38,892 as of December 31, 2018

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the third quarter was $199.7 million, representing a 5.9% increase versus Q3 of last year and a 0.3% increase from the previous quarter. Revenue less repair payments* in the third quarter was $195.9 million, an increase of 5.8% year-over-year and a 0.2% increase sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal third quarter grew 9.1% versus Q3 of last year and 0.1% sequentially. Year-over-year, fiscal Q3 revenue improvement was driven by healthy organic growth across key verticals, services, and geographies, which more than offset headwinds from currency movements and hedging losses. Sequentially, organic revenue growth was largely offset by seasonality in our travel business.

Operating margin in the third quarter was 16.7%, as compared to 13.6% in Q3 of last year and 14.5% in the previous quarter. On a year-over-year basis, margin improvement was the result of increased productivity, favorable currency movements net of hedging, and operating leverage on higher volumes. These benefits more than offset the impact of our annual wage increases. Sequentially, margins improved due to increased productivity and favorable currency movements net of hedging.

Third quarter adjusted operating margin* was 23.0%, versus 19.9% in Q3 of last year and 21.0% last quarter. Explanations for the adjusted operating margin* movements on a year-over-year and sequential basis are largely the same as described for GAAP operating margins above.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q3 2019 WNS (Holdings) Limited

Profit in the fiscal third quarter was $28.6 million, as compared to $26.3 million in Q3 of last year and $24.8 million in the previous quarter. Adjusted net income (ANI)* in Q3 was $38.0 million, up $3.8 million as compared to Q3 of last year and up $4.3 million from the previous quarter. In addition to the operating margin favorability noted previously, year-over-year profit and ANI* were further increased by higher interest income and lower debt expense. These items were partially offset by a higher effective tax rate this quarter, as Q3 of last year benefitted $5.2 million from a net provision for tax adjustments associated with the 2017 US Tax Reform bill. The amount was finalized in the third quarter of this fiscal year, and resulted in an additional favorable tax adjustment of $0.4 million. Sequentially, profit and ANI* improved as a result of operating margin favorability, higher interest income, and a lower effective tax rate resulting from the $0.4 million favorable tax adjustment associated with the 2017 US Tax Reform bill and the geographic mix of profits.

From a balance sheet perspective, WNS ended Q3 with $215.2 million in cash and investments and $75.4 million of debt. In the third quarter, the company generated $59.5 million in cash from operations, and incurred $4.7 million in capital expenditures. Third quarter days sales outstanding were 32 days, as compared to 30 days reported in Q3 of last year and 35 days in the previous quarter.

“In the fiscal third quarter, WNS continued to deliver solid financial performance across revenue, margins, profits and cash flow. Third quarter revenue less repair payments* grew 6% year-over-year, or 9% on an organic, constant currency* basis, and adjusted operating margin* expanded to 23%. Adjusted diluted earnings* per ADS increased 12% versus the fiscal third quarter of last year, and cash from operations in the third quarter was the highest in the company’s history,” said Keshav Murugesh, WNS’s Chief Executive Officer. “We will continue to invest in our business to drive differentiated positioning in a healthy BPM marketplace, and the company remains committed to “co-creating” with our clients to deliver long-term sustainable business value for all of our key stakeholders.”

Fiscal 2019 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2019 as follows:

•

Revenue less repair payments* is expected to be between $787 million and $799 million, up from $741.0 million in fiscal 2018. This assumes an average GBP to USD exchange rate of 1.27 for the remainder of fiscal 2019.

•	ANI* is expected to range between $137 million and $141 million versus $118.4 million in fiscal 2018. This assumes an average USD to INR exchange rate of 70.00 for the remainder of fiscal 2019.

•	Based on a diluted share count of 52.2 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $2.62 to $2.70 versus $2.24 in fiscal 2018.

“The company has updated our forecast for fiscal 2019 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our guidance for the year reflects growth in revenue less repair payments* of 6% to 8%, or 9% to 11% on a constant currency* basis. We currently have over 99% visibility to the midpoint of the range.”

Conference Call

WNS will host a conference call on January 17, 2019 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 5895908. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 5895908, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 350+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer interaction services, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2018, WNS had 38,892 professionals across 57 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, United Kingdom and the United States. For more information, visit www.wns.com.

Fiscal Q3 2019 WNS (Holdings) Limited

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2019 guidance, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

Fiscal Q3 2019 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
Revenue	$199.7	$188.6	$199.1
Cost of revenue	125.2	124.4	129.0

Gross profit	74.5	64.1	70.1
Operating expenses:
Selling and marketing expenses	10.9	10.6	11.3
General and administrative expenses	28.2	28.3	27.9
Foreign exchange loss / (gain), net	(1.9)	(4.4)	(1.9)
Amortization of intangible assets	3.9	3.9	4.0

Operating profit	33.4	25.7	28.8

Other (income) / expenses, net	(3.6)	(2.5)	(3.0)
Finance expense	0.8	1.0	0.8

Profit before income taxes	36.2	27.2	31.0
Income tax expense	7.6	0.9	6.2

Profit after tax	$28.6	$26.3	$24.8

Earnings per share of ordinary share
Basic	$0.57	$0.52	$0.50

Diluted	$0.55	$0.51	$0.48

Fiscal Q3 2019 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Dec 31, 2018	As at Mar 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$85.3	$99.8
Investments	49.6	121.0
Trade receivables, net	73.8	71.4
Unbilled revenue	55.7	61.7
Funds held for clients	9.9	10.1
Derivative assets	15.0	11.7
Prepayments and other current assets	20.7	24.8

Total current assets	310.0	400.5

Non-current assets:
Goodwill	130.0	135.2
Intangible assets	82.1	89.7
Property and equipment	57.4	60.6
Derivative assets	6.7	3.2
Investments	80.3	0.5
Deferred tax assets	21.9	27.4
Other non-current assets	59.0	42.4

Total non-current assets	437.5	359.0

TOTAL ASSETS	$747.5	$759.6

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$20.0	$19.7
Provisions and accrued expenses	27.7	28.8
Derivative liabilities	4.7	6.5
Pension and other employee obligations	55.6	64.6
Current portion of long-term debt	27.8	27.7
Contract liabilities	4.7	2.9
Current taxes payable	2.0	1.3
Other liabilities	14.7	15.7

Total current liabilities	157.3	167.3

Non-current liabilities:
Derivative liabilities	0.5	2.3
Pension and other employee obligations	10.5	9.6
Long-term debt	47.5	61.4
Contract liabilities	1.2	0.6
Other non-current liabilities	10.4	11.7
Deferred tax liabilities	11.2	11.8

Total non-current liabilities	81.3	97.3

TOTAL LIABILITIES	$238.6	$264.6

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,069,370 shares and 54,834,080 shares; each as at December 31, 2018 and March 31, 2018, respectively)	8.0	8.5
Share premium	262.2	371.8
Retained earnings	448.5	364.4
Other components of equity	(153.4)	(115.5)

Total shareholders’ equity including shares held in treasury	$565.3	$629.2

Less: 1,100,000 shares as at December 31, 2018 and 4,400,000 shares as at March 31, 2018, held in treasury, at cost	(56.4)	(134.2)

Total shareholders’ equity	$508.9	$495.0

TOTAL LIABILITIES AND EQUITY	$747.5	$759.6

Fiscal Q3 2019 WNS (Holdings) Limited

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 16, 2018.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 16, 2018.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding share-based expense and amortization of intangible assets and including the tax effect thereon, and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q3 2019 WNS (Holdings) Limited

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Dec 31, 2018 compared to
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$199.7	$188.6	$199.1	5.9%	0.3%
Less: Payments to repair centers	3.9	3.4	3.6	13.1%	6.5%
Revenue less repair payments (non-GAAP)	$195.9	$185.2	$195.5	5.8%	0.2%
Exchange rate impact	(0.1)	(5.7)	0.1
Constant currency revenue less repair payments (non-GAAP)	$195.7	$179.4	$195.6	9.1%	0.1%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
	(Amounts in millions)
Cost of revenue (GAAP)	$125.2	$124.4	$129.0
Less: Payments to repair centers	3.9	3.4	3.6
Less: Share-based compensation expense	1.2	1.0	1.1
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$120.1	$120.0	$124.3

Fiscal Q3 2019 WNS (Holdings) Limited

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
	(Amounts in millions)
Gross profit (GAAP)	$74.5	$64.1	$70.1
Add: Share-based compensation expense	1.2	1.0	1.1
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$75.8	$65.1	$71.2

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
Gross profit as a percentage of revenue (GAAP)	37.3%	34.0%	35.2%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	38.7%	35.2%	36.4%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$10.9	$10.6	$11.3
Less: Share-based compensation expense	1.3	0.7	0.9
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$9.6	$9.9	$10.4

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
Selling and marketing expenses as a percentage of revenue (GAAP)	5.5%	5.6%	5.7%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	4.9%	5.4%	5.3%

Fiscal Q3 2019 WNS (Holdings) Limited

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
	(Amounts in millions)
General and administrative expenses (GAAP)	$28.2	$28.3	$27.9
Less: Share-based compensation expense	5.2	5.6	6.1
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$23.0	$22.8	$21.8

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
General and administrative expenses as a percentage of revenue (GAAP)	14.1%	15.0%	14.0%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	11.7%	12.3%	11.1%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
	(Amounts in millions)
Operating profit (GAAP)	$33.4	$25.7	$28.8
Add: Share-based compensation expense	7.7	7.2	8.1
Add: Amortization of intangible assets	3.9	3.9	4.0
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) (non-GAAP)	$45.1	$36.8	$41.0

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
Operating profit as a percentage of revenue (GAAP)	16.7%	13.6%	14.5%
Adjusted operating profit (excluding share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	23.0%	19.9%	21.0%

Fiscal Q3 2019 WNS (Holdings) Limited

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
	(Amounts in millions)
Profit (GAAP)	$28.6	$26.3	$24.8
Add: Share-based compensation expense	7.7	7.2	8.1
Add: Amortization of intangible assets	3.9	3.9	4.0
Less: Tax impact on share-based compensation expense(1)	(1.5)	(2.0)	(2.1)
Less: Tax impact on amortization of intangible assets(1)	(0.8)	(1.3)	(1.1)
Adjusted Net Income (excluding share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$38.0	$34.2	$33.7

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
Profit as a percentage of revenue (GAAP)	14.3%	13.9%	12.5%
Adjusted net income (excluding share-based compensation expense and amortization of intangible assets including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	19.4%	18.4%	17.2%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
Basic earnings per ADS (GAAP)	$0.57	$0.52	$0.50
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.23	0.22	0.23
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.04)	(0.06)	(0.06)
Adjusted basic earnings per ADS (excluding share-based compensation expenses and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.76	$0.68	$0.67

Fiscal Q3 2019 WNS (Holdings) Limited

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2018	Dec 31, 2017	Sep 30, 2018
Diluted earnings per ADS (GAAP)	$0.55	$0.51	$0.48
Add: Adjustments for share-based compensation expense and amortization of intangible assets	0.23	0.21	0.23
Less: Tax impact on share-based compensation expense and amortization of intangible assets	(0.05)	(0.06)	(0.06)
Adjusted diluted earnings per ADS (excluding amortization of intangible assets and share-based compensation expense, including tax effect thereon) (non-GAAP)	$0.73	$0.66	$0.65